RE: NOTICE OF TERMINATION OF THE DYCO OIL AND GAS PROGRAM 1983-2 LIMITED PARTNERSHIP AND SUSPENSION OF REPURCHASE OFFER

Dear Dyco 1983-2 Drilling Program Limited Partner:

      For the reasons explained herein, Dyco Petroleum Corporation ("Dyco" or the "General Partner"), general partner of the Dyco Oil and Gas Program 1983-2 Limited Partnership (the "Program"), hereby gives 90 days notice of Dyco's election to terminate the Program. This notice is being given pursuant to the Program's Partnership Agreement, as amended (the "Agreement"). FOLLOWING THE PROCESS DISCUSSED BELOW, LIMITED PARTNERS WILL RECEIVE THEIR PRO RATA SHARE OF THE PROGRAM'S DISSOLUTION PROCEEDS, IF ANY. NO FURTHER QUARTERLY CASH DISTRIBUTIONS WILL BE MADE.

      It is expected that the Program will be terminated with the Minnesota Secretary of State on or about October 31, 2002 and that the Program's assets and liabilities will be liquidated by December 31, 2002, with any cash proceeds distributed to the Limited Partners on or before December 31, 2002.

REASON FOR TERMINATION

      The Program was formed on August 15, 1983. During the 19 years since its formation, it has produced most of the reserves associated with its original producing wells. The Program now has interests in 13 remaining wells. These properties have a declining ability to produce revenues. Please reference the attached "Summary of 2001 Financials and Operations," which was also included in the materials mailed to you on June 25, 2002, regarding 2001 performance and the 2002 repurchase offer.

      With a declining production base, Program revenues are expected to continue their downward trend. Dyco believes that it is no longer economic to operate and produce the wells within the partnership structure. Furthermore, the partners are burdened with (i) tax reporting costs, (ii) costs associated with the Program's continuing reporting obligations to the Securities and Exchange Commission ("SEC") and (iii) other necessary expenses associated with the partnership structure. For these reasons, the General Partner believes that it is now appropriate to proceed with winding up the business of the Program.

DISSOLUTION PROCEDURE

      As provided in the Agreement and under Minnesota law (the law governing the Program), this notice will cause dissolution of the Program 90 days from the date hereof. Upon dissolution, the General Partner and its affiliates may, pursuant to the Agreement, withdraw their interest in any or all of the Program's properties by taking

Dyco Oil and Gas Program 1983-2 Limited Partnership
Notice of Termination
Page 2



their share of the Program's properties in-kind. Dyco and its affiliates, including Samson Resources Company ("Samson"), intend to avail themselves of this provision.

      As part of the dissolution process, Dyco will actively negotiate for the sale of the producing properties attributable to the remaining Limited Partners' interests. These properties will be offered to all interested parties through normal oil and gas property auction processes as well as appropriate negotiated transactions. Over the last few years, Dyco and its affiliates have been marketing properties through these means. With the consolidation that is occurring in the oil and gas industry, we do not anticipate any significant problems in completing the sale of the properties. It is possible that Samson may participate in any public auction of the remaining properties and may be the successful high bidder on some or all of the properties.

      Following the sale of the remaining properties and the calculation of other assets and liabilities of the Program, any net cash will be paid as a final liquidating distribution to all of the remaining partners in the Program. It is expected that any such distribution will be made no later than December 31, 2002. Shortly after the final distribution, Dyco will send you the necessary tax information needed in order for you to finalize your tax reporting obligations associated with this Program.

TAX CONSEQUENCES

      Upon the sale of the Program's producing oil and gas properties, the Program will recognize either a gain or loss. This gain or loss will be allocated to the partners based on their ownership percentage in the Program. The majority of any gain will be ordinary income to the partners due to the recapture of depreciation and depletion expenses. Any losses from the sale of the oil and gas properties will be a long-term capital loss. The actual distribution of the cash proceeds is not taxable to the partners.

DISSOLUTION VALUE

      It is not possible to accurately project what oil and gas companies or other buyers may be willing to pay for the Program's properties. There will, however, be costs incurred in selling the properties and liquidating the Program. We will not know the actual results of the liquidation and the amount of any dissolution proceeds until completing the sale of all remaining properties. ALSO, IT IS NOT POSSIBLE TO PREDICT WHETHER ANY LIQUIDATION PROCEEDS PAYABLE TO LIMITED PARTNERS WILL BE LESS THAN, EQUAL TO, OR GREATER THAN THE CURRENT PROGRAM REPURCHASE OFFER WHICH WAS MAILED TO YOU ON JUNE 25, 2002.

Dyco Oil and Gas Program 1983-2 Limited Partnership
Notice of Termination
Page 3


OUTSTANDING REPURCHASE OFFER AND SUSPENSION THEREOF

       As an alternative to receiving any liquidation distribution, a Limited Partner can presently require Dyco to buy out his or her interest pursuant to the outstanding 2002 Repurchase Offer. THE 2002 REPURCHASE OFFER WILL, HOWEVER, BE SUSPENDED AS OF AUGUST 31, 2002, SO ALL REPURCHASE OFFER FORMS MUST BE POSTMARKED BY THAT DATE.

      PARTNERS SHOULD NOTE THAT THE REPURCHASE OFFER MAY ULTIMATELY PROVE TO BE HIGHER OR LOWER THAN THE LIQUIDATION PROCEEDS, IF ANY, DISTRIBUTED TO THE PARTNERS.

RECONSTITUTION OF PROGRAM

      As provided by Minnesota law and the Agreement, a majority in interest of the Limited Partners may vote to reconstitute the Program and continue its activities as a partnership with a newly appointed general partner. Such a proposal can be presented to the Limited Partners upon the written request of Limited Partners representing at least 10% of the total units. Consideration of such a proposal would require that a proxy statement be filed with the SEC. The proxy statement costs would be an expense of the Program. Dyco estimates that postage, printing, solicitation, accounting and legal expenses associated with any SEC proxy statement process would cost the Program at least $25,000 during 2002. Dyco and Samson own approximately 48% of the Program's units. It is expected that they would vote "no" on any vote to reconstitute the Program.

OTHER INFORMATION

      The Program recently filed its 2001 annual report on Form 10-K and its first quarter 2002 report on Form 10-Q with the SEC. The second quarter 10-Q for the Program will be filed with the SEC within the next few days. If you wish to receive a copy of these reports, please call Dyco Investor Services. The Dyco 10-Ks and 10-Qs are also filed electronically with the SEC under the Edgar reporting system. Therefore, they are available over the Internet. You can access the SEC's home page on the World Wide Web at http://www.sec.gov/.

      If you have any questions about the Program's dissolution and liquidation, please contact Dyco Investor Services at 877-248-3926 or 918-583-1791. We will periodically update you on the progress of selling the Program's wells.

Sincerely,


Dennis R. Neill
President

Attachment

                                    PART III
                    Summary of 2001 Financials And Operations
                        (Limited Partners' Interest Only)

                           Dyco 83-2 Drilling Program

I. Financial Highlights (GAAP Basis )(1)           2001             2000
------------------------------------               ----             ----

   Revenues                                     $461,942        $  439,689
   Operating Expenses and
     Amortization of Oil and
     Gas Properties                            ( 185,314)      (   114,735)
   Overhead Expenses                           (  63,219)      (    61,869)
                                                 -------         ---------
   Net Income                                   $213,409        $  263,085
   Per Unit Net Income                          $     33        $       41

   Cash Flows From Operating
     Activities                                 $369,999        $  216,638
   Cash Flows Per Unit                          $     57        $       34
   Cash Distributions                           $258,560        $  129,280
   Cash Distributions Per Unit                  $     40        $       20

II. Operations
--------------
   Gas Production (thousand cubic feet)          109,341           137,329
   Oil Production (barrels)                           83               110
   Average Gas Price (thousand cubic
    feet)                                       $   4.18        $     3.12
   Average Oil Price (barrel)                   $  25.18        $    29.58
   Gross (Net) Producing Wells at
     Year-End(2)                                 13(2.21)          13(2.20)

III. Reserves
-------------
                                                  Oil          Natural Gas
  A. Changes in Net Quantities of                               (Thousand
     Proved Reserves (2 year review):          (Barrels)        Cubic Feet)
     --------------------------------          ---------       ------------
     Balance, December 31, 1999                    3,710         1,262,411
     Production                                (     110)      (   137,329)
     Revision of previous estimates            (   1,353)          325,649
                                                --------        ----------
     Balance, December 31, 2000                    2,247         1,450,731
     Production                                (      83)      (   109,341)
     Revision of previous estimates                  162       (   428,793)
                                                --------         ---------

     Balance, December 31, 2001                    2,326           912,597
                                                ========        ==========
     Proved developed reserves included
        in December 31, 2001 amounts               2,326           912,597
                                                ========        ==========



B.    Highest Value Properties Based on Reserve Estimates:(3)
     ----------------------------------------------------


                                                               Remaining Reserves
                                                                   at 12/31/01            % of Program's
                         Working                              ------------------------      Remaining
  Well Name              Interest     County         State    Oil(Barrels)    Gas(MCF)      Reserves
  ---------              --------     ------         -----    ------------    --------    --------------

  Smith #1-21              20.7%      Washita          OK             -       441,150          47.6%
  Harrison #2-16           28.2%      Washita          OK           1,766     180,505          20.6%
  Clear-Ferguson
    #1-25                  28.6%      Caddo            OK             -        76,649           8.3%

  --------------------
(1)   Complete Financial Statements are available on request by calling Dyco Investor Services.
(2)   "Gross wells" refers to wells in which a working  interest is owned.  "Net wells" refers to the sum of the fractional  working interests owned in gross wells. For example, a 15%
      leasehold  working  interest in a well represents one gross well, but 0.15 net well.
(3)   Based on reserve studies used for the accompanying Repurchase Offer.
